UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 333-227526

CUSIP Number 823212105

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SHENGDA NETWORK TECHNOLOGY, INC.

Full Name of Registrant

Floor 6, Building 6, LuGang WebMall Town, ChouJiang, YiWu

Address of Principal Executive Office (Street and Number)

Jinhua City, Zhenjiang Province, China 322000

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period

Shengda Network Technology, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Form 10-Q”) within the prescribed time period without hardship and expense to the Company. The Company requires additional time to compile and process the information necessary for the completion of the Form 10-Q. The Company undertakes the responsibility to file the Form 10-Q within the prescribed time period.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

HangJin Chen	(702)	979-5606
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A, attached.

SHENGDA NETWORK TECHNOLOGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 15, 2022	By:	/s/ HangJin Chin
	Name:	HangJin Chin
	Title:	President and Chief Executive Officer

Annex A

Part IV – Other Information

(c) As recently reported, Shengda Network Technology, Inc. (the “Company”) restated its prior two-year audited financial statements as a result of certain prior related party transactions were not properly disclosed in financial statements previously filed by the Company. This has delayed the Company’s ability to complete its Form 10-Q for the quarter ending September 30, 2022.

In addition, preliminary results prepared by the Company for the fiscal quarter ended September 30, 2022, indicate a significant change in results of operations from the corresponding period for the last fiscal year. For example, the Company’s consolidated statements of operations and income for this period will reflect an approximate increase of 290% in revenue, 236% increase on cost of revenue, and an increase of gross profit of 1220% compared to the fiscal quarter ended September 30, 2021:

	For the three months ended September 30,
	2022	2021

Revenue	$2,903,014	$743,677
Cost of Revenue	2,364,009	702,858
Gross Profit	539,005	40,819

Based on the foregoing, the Company has not yet been able to finalize its financial statements for the fiscal quarter ended September 30, 2022. Therefore, the Company is not able to fully quantify the anticipated changes in its results of operations at this time and will require additional time to complete its quarterly filing for this quarter.